

January 30, 2015

Via E-mail
Saumen Chakraborty
President and Chief Financial Officer
Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills
Hyderabad, Telangana 500 034
India

Re: Dr. Reddy's Laboratories Limited
**   Form 20-F for the fiscal year ended March 31, 2014**
**   Filed June 26, 2014**
**   Form 6-K for the quarter ended September 30, 2014**
**   Filed November 14, 2014**
**   File No. 001-15182**

Dear Mr. Chakraborty:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 20-F for the Fiscal Year Ended March 31, 2014
Proprietary Products Segment
Pipeline Status, page 49

1. We noted that your research and development expenses have increased significantly from prior periods. Under this heading you name research and development projects that are underway. For projects that you disclose are in the late stage of development such as phase III, unless management believes that the expected effect on results of operations or financial position from the project when completed will be insignificant, please tell us the following about each project, even if the R&D expenses incurred on the project has not been material, in order to provide insight into expected effects on future operations, financial position or liquidity. Please include:
    *   A description of the nature and its indication;

- Significant patents associated with the project and their expiration dates as well as other information about the exclusivity period related to the project;
- Significant developments of the project during the period such as significant milestones, filing for regulatory approval, approval and other responses from regulatory agencies; suspension or termination and their reasons; and
- Future expected milestones such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency if it can be reliably determined. If the extent and timing of these future events cannot be reliably determined, please tell us the facts and circumstances that prevent their determination.

Form 6-K for the Quarter Ended September 30, 2014
Item 3. Liquidity and Capital Resources, page 43

2. Please explain to us why days' sales outstanding at September 30, 2014 increased to 97 days from 93 days at June 30, 2014 and 86 days at March 31, 2014. We noted in your previous response dated May 6, 2013 you indicated that the average DSO generally ranged between 80-90 days and a change of more than 10 days is considered significant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sasha Parikh, Senior Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant